Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This  announcement  is  for  information  purposes  only  and  does  not  constitute  an  invitation  or  offer  to  acquire, purchase or subscribe for any securities.

This  announcement  does  not  constitute  or  form  a  part  of  any  offer  or  solicitation  to  purchase  or  subscribe  for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended from time to time (the “U.S. Securities Act”). Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed a shelf registration statement on Form F-3ASR and a final prospectus supplement with the United States Securities and Exchange Commission in connection with the Global Offering.

Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those defined in the Hong Kong prospectus dated June 2, 2020 (the “Prospectus”) issued by NetEase, Inc.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

COMPLETION OF THE ISSUANCE OF SHARES PURSUANT TO

THE FULL EXERCISE OF THE OVER-ALLOTMENT OPTION AND DISCONTINUANCE OF STABILIZING ACTIONS

BY THE STABILIZING MANAGER

References are made to (i) the Prospectus; (ii) the allotment results announcement of the Company dated June 10, 2020; and (iii) the Company’s announcement in relation to the full exercise of the Over-allotment Option dated June 16, 2020.

We hereby announce that the issuance of 25,722,000 Shares pursuant to the full exercise of the Over-allotment Option by the Joint Global Coordinators has been completed on June 22, 2020. As disclosed on page 289 of the Prospectus, stabilizing action in connection with the Global Offering by the Stabilizing Manager may be discontinued at any time. As at the date of this announcement, all stabilizing actions had discontinued. No further stabilizing actions will be undertaken by the Stabilizing Manager before the end of the stabilization period.

We will make a further announcement after the end of the stabilization period in connection with the Global Offering pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong).

By order of the Board
NetEase, Inc.
William Lei Ding
Director

Hong Kong, June 22, 2020

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Alice Cheng, Mr. Denny Lee, Mr. Joseph Tong, Mr. Lun Feng, Mr. Michael Leung and Mr. Michael Tong as the independent directors.